UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
July 21, 2005

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	0-13091	05-0404671
--------------------	-------------------	--------------------
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On July 21, 2005, Washington Trust Bancorp, Inc. issued a press release in which it disclosed unaudited financial information related to second quarter consolidated earnings. A copy of the press release relating to such announcement, dated July 21, 2005, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to General Instructions B.2 of Form 8-K, this information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Exhibit
99.1	Press Release dated July 21, 2005*

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	WASHINGTON TRUST BANCORP, INC.
Date: July 21, 2005	By: /s/ John C. Warren
	John C. Warren
	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.   Exhibit

99.1   Press Release dated July 21, 2005*

_____

* Filed herewith

Exhibit 99.1

[Omitted Graphic]
NASDAQ: WASH

Contact: Elizabeth B. Eckel
    Senior Vice President, Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: July 21, 2005
FOR IMMEDIATE RELEASE

Washington Trust Second Quarter Net Income Up 12%
Record Earnings and Earnings Per Share

Westerly, Rhode Island…Washington Trust Bancorp, Inc. (Nasdaq National Market; symbol: WASH), parent company of The Washington Trust Company, today announced second quarter ended June 30, 2005 net income of $5.6 million, an increase of 12 percent from the $5.0 million reported for the second quarter of 2004. On a diluted earnings per share basis, the Corporation earned 41 cents for the second quarter of 2005, up 11 percent from the 37 cents earned for the same quarter in 2004. The returns on average equity and average assets for the three months ended June 30, 2005 were 14.58% and 0.97%, respectively, compared to 14.46% and 0.96%, respectively, for the same period in 2004.

"We're pleased to report record net income for the second quarter, with earnings up 12 percent since last year," stated John C. Warren, Washington Trust Chairman and Chief Executive Officer. Warren added, "We've had healthy loan and deposit growth in a year in which the Federal Reserve raised short-term interest rates nine times." He continued, "We're excited about our upcoming acquisition of Weston Financial Group, Inc. and the opportunities it presents for our wealth management group."

As previously reported on March 21, 2005, Washington Trust announced the signing of a definitive agreement to acquire Weston Financial Group, a registered investment advisor with assets under management in excess of $1.2 billion. Located in Wellesley, Massachusetts, Weston specializes in providing high-quality, comprehensive financial planning and investment counseling services to high net worth individuals. It is currently anticipated that the acquisition, which is subject to state and federal regulatory approval and other customary conditions to closing, will most likely be completed in the third quarter of 2005.

Net income for the six months ended June 30, 2005 amounted to $11.0 million, an increase of 11 percent from the $10.0 million reported for the same period a year ago. On a diluted earnings per share basis, the Corporation earned 81 cents for the six months ended June 30, 2005, an increase of 9 percent from the 74 cents earned for

-M O R E-the first six months of 2004. The returns on average equity and average assets for the six months ended June 30, 2005 were 14.39% and 0.95%, respectively, compared to 14.18% and 0.98%, respectively, for the six months ended June 30, 2004.

Net interest income, the primary source of Washington Trust's operating income, amounted to $15.0 million for the second quarter of 2005, up 14 percent from the $13.1 million reported for the same period a year ago. This increase in net interest income was primarily due to growth in interest-earning assets. The net interest margin for the three months ended June 30, 2005 was 2.76%, unchanged from the first quarter of 2005, and 4 basis points higher than the 2.72% level reported for the second quarter of 2004.

For the six months ended June 30, 2005, net interest income amounted to $29.6 million, an increase of 13 percent from the amount reported for the corresponding 2004 period. The net interest margin for the six months ended June 30, 2005 amounted to 2.76%, down 4 basis points from the 2.80% reported for the same period a year ago.

Excluding net realized gains and losses on securities, noninterest income for the second quarter of 2005 totaled $7.0 million, down from $7.2 million reported for the same quarter a year ago primarily due to a decline in other income. Included in other income for the second quarter of 2004 was $280 thousand recovered as a result of a favorable litigation decision. For the six months ended June 30, 2005, noninterest income (excluding net realized gains and losses on securities) amounted to $13.1 million, essentially unchanged from the comparable 2004 amount.

Trust and investment management fees represented 51% of noninterest income (excluding net realized gains and losses on securities) for the first six months of 2005. Revenue from trust and investment services totaled $3.5 million for the second quarter of 2005 and $6.7 million for the first six months of 2005, up 5 percent from the comparable periods in 2004. This revenue is largely dependent on the value of assets under administration and is closely tied to the performance of the financial markets. Trust assets under administration amounted to $1.853 billion at June 30, 2005, compared to $1.871 billion at December 31, 2004.

Noninterest expenses amounted to $13.4 million for the second quarter of 2005 and $25.8 million for the first six months of 2005, up 7 percent from the comparable periods a year ago. Salaries and employee benefit expense, the largest component of noninterest expenses, totaled $7.5 million for the second quarter of 2005, up 3 percent from the second quarter of 2004. Salaries and employee benefit expense amounted to $14.9 million

- M O R E -

for the six months ended June 30, 2005, up 5 percent from the first six months of 2004. Expenses for legal, audit and professional fees have increased by $275 thousand and $409 thousand, respectively, for the three-month and six-month periods ended June 30, 2005. These increases are partly due to higher audit and other costs associated with the requirements of Section 404 of the Sarbanes-Oxley Act.

At June 30, 2005, total assets amounted to $2.339 billion, up $31.4 million from December 31, 2004. In the first six months of 2005, total loans increased $95.5 million to $1.345 billion. Residential real estate loans grew $53.5 million, or 10 percent, during the first half of 2005, including an increase of $26.5 million in purchased residential mortgages. Consumer loans increased $21.2 million, or 9 percent, in the first six months of 2005, primarily due to growth in home equity lines and loans. Commercial loans, including commercial real estate and construction loans, amounted to $528.6 million at June 30, 2005, up $20.9 million, or 4 percent, from $507.7 million reported at December 31, 2004.

Total deposits amounted to $1.531 billion at June 30, 2005, up $72.8 million, or 5 percent, from the balance at December 31, 2004. In the first six months of 2005, growth in demand/NOW deposits and consumer certificates of deposit was partially offset by declines in money market and savings account balances. In addition, brokered certificates of deposit grew $33.2 million, or 20 percent, during the six months ended June 30, 2005. The Corporation utilizes brokered certificates of deposit as part of its overall funding program along with other sources. During the first six months of 2005, the Corporation reduced its Federal Home Loan Bank advance borrowing position by $47.1 million.

Nonperforming assets (nonaccrual loans and property acquired through foreclosure) declined during the first six months of 2005 and were below December 31, 2004 and June 30, 2004 levels. Nonperforming assets totaled $2.4 million, or .10% of total assets, at June 30, 2005. The allowance for loan losses was $17.4 million, or 1.30% of total loans, at June 30, 2005, compared to $16.8 million, or 1.34%, at December 31, 2004. The Corporation's loan loss provision amounted to $300 thousand for the second quarter of 2005 and $600 thousand for the first six months of 2005. Comparable amounts for the prior year totaled $120 thousand for second quarter 2004 and $240 thousand for the six months ended June 30, 2004. The increase in the Corporation's loan loss provision was in response to growth in the loan portfolio.

Total shareholders' equity amounted to $156.9 million at June 30, 2005, compared to $151.9 million at December 31, 2004. Book value per share as of June 30, 2005 and December 31, 2004 amounted to $11.79 and $11.44, respectively.

- M O R E -

Washington Trust
Page Four, July 21, 2005

Washington Trust Chairman and Chief Executive Officer, John C. Warren, and David V. Devault, Executive Vice President, Secretary, Treasurer, and Chief Financial Officer, will host a conference call on Thursday, July 21, at 4:30 p.m. (Eastern Time) to discuss the Corporation's second quarter results. Access to the call is available in a listen-only mode on Washington Trust's web site, http://investorrelations.washtrust.com. A replay of the call will be posted in this same location on the web site shortly after the conclusion of the call.

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. The Bank offers personal banking, business banking and wealth management services through its offices in Rhode Island and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on The Nasdaq Stock Market® under the symbol WASH. Investor information is available on the Corporation's web site: www.washtrust.com.

# # #

This report contains certain statements that may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Corporation's actual results, performance or achievements could differ materially from those projected in the forward-looking statements as a result, among other factors, of changes in general national or regional economic conditions, changes in interest rates, reductions in the market value of trust and investment assets under management, reductions in loan demand, reductions in deposit levels necessitating increased borrowing to fund loans and investments, changes in loan default and charge-off rates, changes in the size and nature of the Corporation's competition, the ability to consummate the acquisition of Weston in a timely manner, the risk that difficulties will arise in connection with the integration of the operations of Weston with our existing operations, changes in legislation or regulation and accounting principles, policies and guidelines and changes in the assumptions used in making such forward-looking statements.


Washington Trust Bancorp, Inc. and Subsidiary
FINANCIAL SUMMARY


(Dollars and shares in thousands, except per share amounts)		Three Months Ended				
		Jun. 30, 2005		Jun. 30, 2004		Mar. 31, 2005
Operating Results						
Net interest income	$	14,972	$	13,092	$	14,621
Provision for loan losses		300		120		300
Net realized gains (losses) on securities		3		(240)		–
Other noninterest income		6,991		7,164		6,079
Noninterest expenses		13,373		12,545		12,444
Income tax expense		2,654		2,308		2,546
Net income		5,639		5,043		5,410
Per Share						
Basic earnings	$	0.42	$	0.38	$	0.41
Diluted earnings	$	0.41	$	0.37	$	0.40
Dividends declared	$	0.18	$	0.17	$	0.18
Weighted Average Shares Outstanding						
Basic		13,296.0		13,216.1		13,282.7
Diluted		13,592.3		13,517.0		13,617.3
Average Balance Sheet						
Federal funds sold and other short-term investments	$	12,018	$	11,072	$	10,670
Taxable debt securities		804,232		829,306		830,738
Nontaxable debt securities		21,369		16,118		19,132
Corporate stocks and Federal Home Loan Bank stock		51,511		56,358		52,852
Loans:						
Commercial and other		518,025		434,292		512,260
Residential real estate		558,645		430,539		530,845
Consumer		243,756		192,529		230,728
Total loans		1,320,426		1,057,360		1,273,833
Earning assets		2,209,556		1,970,214		2,187,225
Total assets		2,336,973		2,091,943		2,313,405
Deposits:						
Demand deposits		189,465		190,906		182,281
NOW accounts		180,103		163,638		171,108
Money market accounts		186,957		122,063		196,577
Savings accounts		241,594		258,169		248,957
Time deposits		733,927		545,266		688,878
Total deposits		1,532,046		1,280,042		1,487,801
Federal Home Loan Bank advances		631,390		656,802		655,564
Shareholders' equity		154,663		139,525		152,420
Key Ratios						
Return on average assets		0.97%		0.96%		0.94%
Return on average equity		14.58%		14.46%		14.20%
Interest rate spread (taxable equivalent basis)		2.48%		2.47%		2.49%
Net interest margin (taxable equivalent basis)		2.76%		2.72%		2.76%
Allowance for Loan Losses						
Balance at beginning of period	$	17,058	$	16,174	$	16,771
Provision charged to earnings		300		120		300
Net (charge-offs) recoveries		84		(86)		(13)
Balance at end of period	$	17,442	$	16,208	$	17,058

Washington Trust Bancorp, Inc. and Subsidiary
FINANCIAL SUMMARY

(Dollars and shares in thousands, except per share amounts)	Six Months Ended Jun. 30, 2005	Six Months Ended Jun. 30, 2004
Operating Results		
Net interest income	$ 29,593	$ 26,175
Provision for loan losses	600	240
Net realized gains (losses) on securities	3	(240)
Other noninterest income	13,070	13,104
Noninterest expenses	25,817	24,225
Income tax expense	5,200	4,576
Net income	11,049	9,998
Per Share		
Basic earnings	$ 0.83	$ 0.76
Diluted earnings	$ 0.81	$ 0.74
Dividends declared	$ 0.36	$ 0.34
Weighted Average Shares Outstanding		
Basic	13,289.4	13,209.4
Diluted	13,602.3	13,515.2
Average Balance Sheet		
Federal funds sold and other short-term investments	$ 11,349	$ 11,114
Taxable debt securities	817,412	819,405
Nontaxable debt securities	20,256	15,177
Corporate stocks and Federal Home Loan Bank stock	52,178	55,438
Loans:		
Commercial and other	515,158	423,467
Residential real estate	544,822	410,686
Consumer	237,278	181,559
Total loans	1,297,258	1,015,712
Earning assets	2,198,453	1,916,846
Total assets	2,325,254	2,040,042
Deposits:		
Demand deposits	185,893	180,598
NOW accounts	175,630	156,349
Money market accounts	191,740	108,247
Savings accounts	245,256	255,855
Time deposits	711,527	536,398
Total deposits	1,510,046	1,237,447
Federal Home Loan Bank advances	643,410	644,999
Shareholders' equity	153,548	141,053
Key Ratios		
Return on average assets	0.95%	0.98%
Return on average equity	14.39%	14.18%
Interest rate spread (taxable equivalent basis)	2.49%	2.54%
Net interest margin (taxable equivalent basis)	2.76%	2.80%
Allowance for Loan Losses		
Balance at beginning of period	$ 16,771	$ 15,914
Provision charged to earnings	600	240
Net (charge-offs) recoveries	71	54
Balance at end of period	$ 17,442	$ 16,208


Washington Trust Bancorp, Inc. and Subsidiary
FINANCIAL SUMMARY


(Dollars and shares in thousands, except per share amounts)		**Jun. 30, 2005**		Dec. 31, 2004		Jun. 30, 2004
Period-End Balance Sheet						
Assets	$	2,339,264	$	2,307,820	$	2,178,990
Total securities		826,052		890,058		902,998
Loans:						
Commercial and other:						
Mortgages		274,330		266,670		239,651
Construction and development		32,382		29,263		20,376
Other		221,877		211,778		188,314
Total commercial and other		528,589		507,711		448,341
Residential real estate:						
Mortgages		546,364		494,720		433,976
Homeowner construction		20,846		18,975		17,079
Total residential real estate		567,210		513,695		451,055
Consumer:						
Home equity lines		162,465		155,001		134,299
Other		86,960		73,269		67,344
Total consumer		249,425		228,270		201,643
Total loans		1,345,224		1,249,676		1,101,039
Deposits:						
Demand deposits		201,509		189,588		200,923
NOW accounts		179,824		174,727		167,071
Money market accounts		183,318		196,775		135,609
Savings accounts		233,811		251,920		264,296
Time deposits		732,236		644,875		574,004
Total deposits		1,530,698		1,457,885		1,341,903
Brokered deposits included in time deposits		202,754		169,587		153,373
Federal Home Loan Bank advances		625,641		672,748		676,336
Shareholders' equity		156,870		151,852		138,542
Capital Ratios						
Tier 1 risk-based capital		9.26%		9.15%		9.41%
Total risk-based capital		10.78%		10.72%		10.95%
Tier 1 leverage ratio		5.53%		5.35%		5.51%
Share Information						
Shares outstanding at end of period		13,307.4		13,269.4		13,227.9
Book value per share	$	11.79	$	11.44	$	10.47
Tangible book value per share	$	10.01	$	9.64	$	8.64
Market value per share	$	27.67	$	29.31	$	25.99
Credit Quality						
Nonaccrual loans	$	2,435	$	4,731	$	4,987
Other real estate owned, net		4		4		8
Nonperforming assets to total assets		0.10%		0.21%		0.23%
Nonaccrual loans to total loans		0.18%		0.38%		0.45%
Allowance for loan losses to nonaccrual loans		716.30%		354.49%		325.01%
Allowance for loan losses to total loans		1.30%		1.34%		1.47%
Assets Under Administration						
Market value	$	1,852,925	$	1,870,510	$	1,783,747

Washington Trust Bancorp, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	(Unaudited) June 30, 2005		December 31, 2004	
Assets:				
Cash and due from banks	$	41,227	$	34,801
Federal funds sold and other short-term investments		5,100		17,280
Mortgage loans held for sale		2,092		1,095
Securities:				
Available for sale, at fair value; amortized cost $647,181 in 2005 and $724,209 in 2004		656,025		735,666
Held to maturity, at cost; fair value $170,668 in 2005 and $156,270 in 2004		170,027		154,392
Total securities		826,052		890,058
Federal Home Loan Bank stock, at cost		34,966		34,373
Loans:				
Commercial and other		528,589		507,711
Residential real estate		567,210		513,695
Consumer		249,425		228,270
Total loans		1,345,224		1,249,676
Less allowance for loan losses		17,442		16,771
Net loans		1,327,782		1,232,905
Premises and equipment, net		24,166		24,248
Accrued interest receivable		9,896		9,367
Investment in bank-owned life insurance		29,800		29,249
Goodwill		22,591		22,591
Identifiable intangible assets		1,063		1,309
Other assets		14,529		10,544
Total assets	$	2,339,264	$	2,307,820
Liabilities:				
Deposits:				
Demand deposits	$	201,509	$	189,588
NOW accounts		179,824		174,727
Money market accounts		183,318		196,775
Savings accounts		233,811		251,920
Time deposits		732,236		644,875
Total deposits		1,530,698		1,457,885
Dividends payable		2,397		2,257
Federal Home Loan Bank advances		625,641		672,748
Other borrowings		2,876		3,417
Accrued expenses and other liabilities		20,782		19,661
Total liabilities		2,182,394		2,155,968
Shareholders' Equity:				
Common stock of $.0625 par value; authorized 30 million shares; issued 13,316,075 shares in 2005 and 13,278,685 in 2004		832		830
Paid-in capital		32,383		31,718
Retained earnings		119,572		113,314
Unearned stock-based compensation		(981)		(737)
Accumulated other comprehensive income		5,262		6,937
Treasury stock, at cost; 8,642 shares in 2005 and 9,309 in 2004		(198)		(210)
Total shareholders' equity		156,870		151,852
Total liabilities and shareholders' equity	$	2,339,264	$	2,307,820

Washington Trust Bancorp, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF INCOME

(Dollars and shares in thousands, except per share amounts)

	(Unaudited)			
	Three Months		Six Months	
Periods ended June 30,	2005	2004	2005	2004
Interest income:				
Interest and fees on loans	$ 19,096	$ 14,287	$ 36,921	$ 27,928
Interest on securities	8,489	8,107	17,108	16,362
Dividends on corporate stock and Federal Home Loan Bank stock	625	506	1,244	980
Interest on federal funds sold and other short-term investments	79	20	134	40
Total interest income	28,289	22,920	55,407	45,310
Interest expense:				
Deposits	7,627	5,024	14,559	9,771
Federal Home Loan Bank advances	5,670	4,789	11,219	9,334
Other	20	15	36	30
Total interest expense	13,317	9,828	25,814	19,135
Net interest income	14,972	13,092	29,593	26,175
Provision for loan losses	300	120	600	240
Net interest income after provision for loan losses	14,672	12,972	28,993	25,935
Noninterest income:				
Trust and investment management fees	3,486	3,320	6,698	6,375
Service charges on deposit accounts	1,168	1,192	2,179	2,362
Merchant processing fees	1,337	1,095	2,115	1,692
Net gains on loan sales	418	560	905	909
Net realized gains (losses) on securities	3	(240)	3	(240)
Income from bank-owned life insurance	279	295	551	594
Other income	303	702	622	1,172
Total noninterest income	6,994	6,924	13,073	12,864
Noninterest expense:				
Salaries and employee benefits	7,450	7,218	14,909	14,195
Net occupancy	802	796	1,655	1,612
Equipment	869	788	1,751	1,558
Merchant processing costs	1,098	882	1,734	1,348
Advertising and promotion	733	538	1,036	1,004
Outsourced services	444	467	857	843
Legal, audit and professional fees	520	245	912	503
Amortization of intangibles	99	161	246	322
Other	1,358	1,450	2,717	2,840
Total noninterest expense	13,373	12,545	25,817	24,225
Income before income taxes	8,293	7,351	16,249	14,574
Income tax expense	2,654	2,308	5,200	4,576
Net income	$ 5,639	$ 5,043	$ 11,049	$ 9,998
Weighted average shares outstanding - basic	13,296.0	13,216.1	13,289.4	13,209.4
Weighted average shares outstanding - diluted	13,592.3	13,517.0	13,602.3	13,515.2
Per share information:				
Basic earnings per share	$ 0.42	$ 0.38	$ 0.83	$ 0.76
Diluted earnings per share	$ 0.41	$ 0.37	$ 0.81	$ 0.74
Cash dividends declared per share	$ 0.18	$ 0.17	$ 0.36	$ 0.34